                                           Filed By VERITAS Software Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                      Subject Company:  Seagate Technology, Inc.
                                                   Commission File No. 001-11403



                          VERITAS SOFTWARE CORPORATION

                          SLIDE PRESENTATION CONCERNING

          MULTI-COMPANY TRANSACTION INVOLVING SEAGATE TECHNOLOGY, INC.

                        AND VERITAS SOFTWARE CORPORATION

Slide 1:

[VERITAS logo]

BUSINESS WITHOUT INTERRUPTION.

Corporate Update


Slide 2:

[VERITAS logo]

VERITAS and Seagate
------
Chapter 2

(& Epilogue)


Slide 3:

[VERITAS logo]

The Transaction

*Veritas stock embedded within Seagate
efficiently unlocked for Seagate shareholders

*LBO group buying Seagate operating business

Veritas receives $3 billion of value plus other significant benefits for facilitating the transaction


Slide 4:

[VERITAS logo]

Benefits of the Transaction

*~$3.0   billion value recapture for Veritas
     *"Cashless" share repurchase ~ $2.0 billion
     *Cash + Securities infusion ~$1.0 billion
*Reduces Veritas share count by ~ 12.5 million shares
*Accretive + 7% EPS in 2001
*Keeps Seagate's Veritas ownership out of unfriendly hands
*Removes Seagate overhang
     *Broad distribution of unlocked shares
     *Increases float from 67% to 99%
*Fixed exchange ratio locks in accretion
*Transaction has no collar...no speculation
*Veritas NEVER owns disk drive business


Slide 5:

[VERITAS logo]

The Transaction: Veritas "Get-Give"

[An oval labeled Veritas and a horizontal arrow pointing to the right with the text ~116MM VRTS Shares. Another horizontal arrow, below the above described arrow, pointing to the Veritas oval from the right labeled ~128MM VRTS Shares ~$500MM of Cash
~$500MM of Securities]


Slide 6:

[VERITAS logo]

The Transaction: Conceptual View

[In the middle of the page, a vertically oriented rectangle labeled Seagate contains an oval labeled Non Operating Assets above another oval labeled Operating Assets. A horizontal arrow labeled
Disk Drives
Tape
Software (IMG)
points from the Operating Assets oval to another oval positioned to the left of the Seagate rectangle labeled Silver Lake LBO Group. Another horizontal arrow labeled $2Bn Cash points from the Silver Lake LBO Group oval to the Seagate Rectangle.

A horizontal arrow from the Seagate rectangle labeled
~128MM VRTS Shares
~$500MM Cash
~$500MM other Securities

points from the Non Operating Assets oval to an oval labeled Veritas positioned to the left of the Seagate rectangle and above the Silver Lake LBO Group oval.

An arrow pointing from the Veritas oval to an oval labeled Seagate Shareholders positioned to the right of the Seagate rectangle is labeled ~116MM VRTS Shares.

A horizontal arrow labeled
>1.5 billion cash
points from the right side of the Seagate rectangle to the Seagate Shareholders oval.]


Slide 7:

[VERITAS logo}

VERITAS' Secret Sauce

*Veritas issues shares (~ 116 million) in tax-free merger transaction *Veritas retires shares (~ 128 million) which would have been taxable if sold/distributed by Seagate
*Net tax savings of 40%


Slide 8:

[VERITAS logo]

CY 2001 = 7.5% Accretion

Consensus EPS CY 2001              $0.67
EPS Share Count                    465M
                                   ----
Consensus net income               $311M
Add'l interest contribution
($500M cash x 5%-36%)              $16M
                                   ----
New Net Income                     $327M
New EPS share count                453M
                                    ----
New EPS                            $0.72


Slide 9:

[VERITAS logo]

Transaction Sequence: Step 1

[In the middle of the page, a vertically oriented rectangle labeled Seagate contains an oval labeled Non Operating Assets above another oval labeled Operating Assets. A horizontal arrow labeled
Disk Drives
Tape
Software (IMG)
points from the Operating Assets oval to another oval labeled New Seagate positioned to the left of the Seagate rectangle. Another horizontal arrow labeled $2Bn Cash points from the New Seagate oval to the Seagate Rectangle.]


Slide 10:

[VERITAS logo]

Transaction Sequence: Step 2

[In the middle of the page, a vertically oriented rectangle labeled Seagate contains an oval labeled Non Operating Assets. A horizontal arrow from the Seagate rectangle labeled
~128MM VRTS Shares
~$500MM Cash
~$500MM other Securities
points from the Non Operating Assets oval to an oval labeled Veritas positioned to the left of the Seagate rectangle. Below the arrowpoint are the following bulletpoints: Veritas shares; SanDisk; Gadzoox; CVC; Dragon (-->L&H); Cash]


Slide 11:

[VERITAS logo]

Transaction Sequence: Step 3

[In the middle of the page, a vertically oriented rectangle labeled Seagate contains an oval labeled Non Operating Assets. To the left of the Seagate rectangle is an oval labeled Veritas.

An arrow pointing from the Veritas oval to an oval labeled Seagate Shareholders to the right of the Seagate rectangle is labeled ~116MM VRTS Shares.

A horizontal arrow labeled
>1.5 billion cash
points from the right side of the Seagate rectangle to the Seagate Shareholders oval.]


Slide 12:

[VERITAS logo]

Why the Transaction Makes Sense to...
*Seagate shareholders
     *Realize value of Veritas holdings with no corporate or shareholder tax *Silver Lake LBO group
     *Highly focused Seagate core business
     *Allows Seagate to invest based on long-term strategies and objectives *Employee participation in a private company equity


Slide 13:

[VERITAS logo]

Benefits of the Transaction

*~$3.0 billion value recapture for Veritas
          *"Cashless" share repurchase ~ $2.0 billion
          *Cash + Securities infusion ~ $1.0 billion
*Reduces Veritas share count by ~ $12.5 million shares
*Accretive + 7% EPS in 2001
*Keeps Seagate's Veritas ownership out of unfriendly hands
*Removes Seagate overhang
         *Broad distribution of unlocked shares
         *Increases float from 67% to 99%
*Fixed exchange ratio locks in accretion
*Transaction has no collar...no speculation
*Veritas NEVER owns disk drive business


Slide 14:

[VERITAS logo]

The Transaction

[Circle labeled Veritas with horizontal arrow labeled ~116MM VRTS shares pointing to circle labeled Seagate. Horizontal arrow labeled
~128MM VRTS Shares
~$500MM of cash
~$500MM of securities
above the arrow previously described pointing from Seagate circle to Veritas circle

Arrow labeled Disk Drive Business pointing from Seagate circle to rectangle labeled Silver Lake Partners]


Slide 15:

[VERITAS logo]

Seagate Shareholders

[Large circle labeled Seagate with horizontal arrow labeled
$83 = VRTS + cash
pointing in direction of seven small ovals each labeled Seagate Shareholder]


Slide 16:

[VERITAS logo]

What is the Investor Group buying?

*Core business
     *Disc drive, tape drive, components
     *All operating assets and liabilities
*Seagate Software (part that VERITAS did not acquire in '99)
*Internet Solutions group
     *XIOtech Corporation
     *Server Appliance group, Consumer Solutions group
*Other Seagate minority investments


                     * * * * * * * * * * * * * * * * * * * *

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The foregoing information contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements regarding, among other things, the timing, effect, and potential value of the transaction, are based on the current expectations and beliefs of managements of Seagate and VERITAS Software, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the transaction to close due to the failure to obtain regulatory or other approvals; the failure of the transaction to close due to the failure of Silver Lake Partner's financing source to fulfill certain financial commitments; the failure of the Seagate or VERITAS Software stockholders to approve the merger; the risk of unanticipated costs of effecting the transaction; the risk that liabilities will arise and the new private company will be unable or unwilling to satisfy its proposed indemnification obligations to VERITAS Software; the risk that the economic terms of the transaction will vary substantially due to changes in the market prices of VERITAS software or the investment securities and the impact of the operations of Seagate and the resulting cash balances at closing; and the risk that the Internal Revenue Service will determine that the transaction is taxable to the Seagate stockholders.

For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus to be filed by both Seagate and VERITAS Software as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in the "Factors Affecting Future Operating Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Seagate's Form 10-K its fiscal year ended July 2, 1999 and its Form 10-Q for its fiscal quarter ended December 31, 1999, and in the "Factors That May Affect Future Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations" section of VERITAS Software's Form 10-Q for its fiscal quarter ended September 30, 1999.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Seagate and VERITAS Software are advised to read the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Seagate and VERITAS Software expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Seagate or VERITAS Software by directing such requests to the respective investor relations contacts listed below.

Seagate and its officers and directors may be deemed to be participants in the solicitation of proxies from Seagate 's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Seagate 's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on October 4, 1999, and in its S-4 Registration Statement, as subsequently amended, on September 3, 1999. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the Seagate investor relations' contacts listed below.

VERITAS Software and its officers and directors may be deemed to be participants in the solicitation of proxies from VERITAS Software's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in VERITAS Software's S-1 Registration Statements filed with the Securities and Exchange Commission on September 22, 1999, as supplemented. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the VERITAS Software investor relations' contacts listed below.


FOR MORE INFORMATION CONTACT:

SEAGATE TECHNOLOGY                          VERITAS SOFTWARE
Media Relations                             Media Relations
---------------                             ---------------
Julie A. Still 831-439-2276                 Erin Jones 805-783-4528
Julie_a_still@notes.Seagate.com             erin.jones@VERITAS.com
-------------------------------             ----------------------
Forrest W. Monroy 831-439-2838              Rebecca Glenn 650-318-4362
Forest_w_monroy@Seagate.com                 rebeca.glenn@VERITAS.com
---------------------------                 ------------------------
Philip D. Montero 831-439-2862              Martha Blackwell 805-782-4175
Philip_d_montero@notes.Seagate.com          martha.blackwell@VERITAS.com
----------------------------------          ----------------------------

Investor Relations                          Investor Relations
Bill Rowley 831-439-2371                    Dave Galiotto 650-318-4047
Bill_Rowley@notes.Seagate.com               dave.galiotto@VERITAS.com
Denise Franklin 831-439-2789                Borah Kim 650-318-4514
Denise_franklin@notes.Seagate.com           borah.kim@VERITAS.com